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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47051

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Teachers Personal Investors Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

730 Third Avenue
(No. and Street)

New York	**New York**	**10017-3206**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas K. Lynch **(212) 916-5318**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC MAIL RECEIVED PROCESSING
MAR 01 2004
WASH. D.C. 155 SECTION

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Thomas K. Lynch________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Teachers Personal Investors, Inc.

________________________________, as of December 31, ____________, 20 03 ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

County of New York } SS
State of New York }
February 23, 2004

Signature

Second VP and Associate Controller
Title

Notary Public

TEDDY INDRATHAHER
Notary Public, State of New York
No. 01IN5020902
Qualified in New York County
Commission Expires Dec. 6, 2005

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)
(SEC I.D. No. 8-47051)

December 31, 2003
With Report of Independent Auditors

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)

Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors of
Teachers Personal Investors Services, Inc.

We have audited the accompanying statement of financial condition of Teachers Personal Investors Services, Inc. (the "Company") (a wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.) as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Teachers Personal Investors Services, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 20, 2004

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)

Statement of Financial Condition

December 31, 2003

Assets	
Investments, at market value (cost: $39,644,065)	$42,949,639
Cash	1,683,547
Interest receivable	587,876
Distribution fees receivable from affiliates	224,851
Deferred tax asset	297,080
Total assets	$45,742,993
Liabilities and stockholder's equity	
Liabilities:	
Amounts due to TIAA and related entities	$10,974,238
Total liabilities	10,974,238
Stockholder's equity	34,768,755
Total liabilities and stockholder's equity	$45,742,993

See notes to statement of financial condition.

Teachers Personal Investors Services, Inc.
(A wholly-owned subsidiary of TIAA-CREF Enterprises, Inc.)

Notes to Statement of Financial Condition

December 31, 2003

1. Organization

Teachers Personal Investors Services, Inc. ("TPIS") was incorporated on October 19, 1993 under the General Corporation Law of the State of Delaware and is a wholly-owned subsidiary of TIAA-CREF Enterprises, Inc. ("Enterprises"), which is a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. TPIS is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

TPIS provides services related to the distribution of variable annuity contracts and shares of mutual funds. All cash disbursements for TPIS are made by TIAA, which is reimbursed by TPIS in accordance with a Cash Disbursement and Reimbursement Agreement between TPIS and TIAA. TIAA allocates certain of its costs and expenses, as well as certain direct costs, to TPIS.

2. Significant Accounting Policies

Basis of Presentation

The preparation of the statement of financial condition may require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and related disclosures. Actual results may differ from those estimates. The following is a summary of the significant accounting policies consistently followed by TPIS, which are in conformity with accounting principles generally accepted in the United States.

Valuation of Investments

Investments in U.S. government securities and corporate bonds are valued at the last quoted bid prices on the valuation date while investments in common stock for which market quotations are not readily available are valued at fair value as determined in good faith by management. TPIS' investments are held at Citibank, N.A.

3. Investments

TPIS' investments as of December 31, 2003 were comprised of the following:

	Cost	Unrealized Gains	Value
U.S. government security	$ 242,344	$ 11,962	$ 254,306
Corporate bonds	39,398,421	3,293,612	42,692,033
Common stock	3,300	–	3,300
	$ 39,644,065	$ 3,305,574	$ 42,949,639

TPIS holds twelve corporate bonds and one U.S. government security. The corporate bonds have maturities ranging from October 15, 2004 to October 15, 2009. The U.S. government security has a maturity date of May 1, 2005.

4. Income Taxes

Income taxes are provided in accordance with the liability method under which deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is recognized if it is more likely than not that some portion of any deferred tax asset will not be realized.

As of December 31, 2003, net operating loss carryforwards, incurred prior to the implementation of a tax sharing agreement, of approximately $3,000,000 exist and will begin to expire in 2009. The results of operations of TPIS are included in the consolidated income tax returns of TIAA and its eligible affiliates. In accordance with a tax sharing agreement, TPIS follows the current reimbursement method, whereby members of the consolidated group are generally reimbursed for their tax losses on a pro-rata basis by other members of the group to the extent that they have taxable income. The effects of this tax-sharing agreement are recorded through the TIAA intercompany account.

At December 31, 2003, TPIS had a deferred tax asset of $21,267,914 relating to state tax losses incurred through the current year and federal tax losses incurred prior to the tax sharing agreement. A valuation allowance has been recognized for these losses. Additionally,

4. Income Taxes (concluded)

TPIS has a deferred tax asset of $1,453,948 related to a net operating loss carryforward that expires in 2023. TPIS also has a deferred tax liability of $1,156,868 related to unrealized appreciation on investments, for a total net deferred tax asset of $297,080.

TPIS' provision for income taxes differs from the amount that would have been provided at the statutory federal income tax rate primarily due to the effects of state and local income taxes.

5. Minimum Net Capital Requirements

As a registered broker-dealer, TPIS is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Under that Rule, TPIS is required to maintain minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2003, TPIS had net capital of $31,698,949, which exceeded required net capital by $30,967,333, and a ratio of aggregate indebtedness to net capital of 0.35 to 1.

6. Subsequent Event

Effective January 1, 2004, TPIS as principal underwriter for the TIAA-CREF Mutual Funds, TIAA-CREF Institutional Mutual Funds, TIAA-CREF Life Funds and the various tuition savings products entered into an agreement with TIAA-CREF Individual & Institutional Services, LLC ("Services"), an affiliated broker-dealer, authorizing Services to distribute these products. Also effective January 1, 2004, TPIS contracted with Services to allow TPIS to distribute on a wholesale basis the certificates of various variable annuity products to third party advisers and other entities.